EXHIBIT 2

Via Facsimile (832) 239-6210
Original to follow via FedEx

July 7, 2004



Plains Resources Inc.
700 Milam Street, Suite 3100
Houston, TX 77002
Attn: The Board of Directors

Gentlemen:

We have given considerable thought to the $16.75 Transaction and other alternatives available to shareholders and have concluded that shareholders' interest would be best served if Plains Resources Inc. ("PLX") remained a public company with changes in its management, governance, and capital structure. Assuming our proposed changes are implemented, we believe the prorated equity value to shareholders of the below proposed recapitalization to be approximately $20.91 per share.

First, we would propose that Mr. William M. Hitchcock be named Chairman of a newly constituted board of PLX that would include Mr. Greg Armstrong, the current Chairman/CEO of Plains All American Pipeline, L.P. ("PAA"), one shareholder representative, and four newly appointed independent directors. Mr. Hitchcock has clearly proven that he is independent-minded and focused on shareholder interests and we would welcome his stewardship of PLX.

Second, we would propose that Mr. Greg Armstrong be given the opportunity to be CEO of PLX. It is evident to us that Mr. Armstrong by virtue of his position at PAA should be CEO of PLX and a member of its board of directors. This would put effective operating control of the GP in the hands of the management of PAA, PLX's principal operating subsidiary. In our opinion, this alignment of interests between PLX and PAA would then be far superior to the $16.75 Transaction wherein financial investors are the primary controlling shareholders of the GP. We would also suggest that Mr. Armstrong, and perhaps other members of PAA's senior management team, receive equity-based incentive compensation for serving as CEO and a board member of PLX.

Third, with respect to the limited operating functions of PLX, we would propose that PLX enter into an administrative service agreement whereby these functions could be managed and administered by PAA on market terms. We believe that PLX's existing overhead could be reduced to $2.0 million or less as a result of these changes.


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Plains Resources Inc.
The Board of Directors
July 7, 2004
Page 2 of 2

Fourth, we would propose that PLX borrow $175 million (we expect these funds could be raised on the same terms as the senior-secured Vulcan Energy financing which was recently rated by S&P and Moody's) and commence a tender offer to purchase approximately 10 million PLX shares at $17.00 per share. This borrowing and share repurchase will accomplish a number of important objectives:

o We believe that there are a substantial number of shareholders who may desire liquidity for their shares. The repurchase would provide liquidity to selling holders at a premium to the $16.75 Transaction. Pershing Square, L.P. has agreed not to tender its 1.259 million shares in the repurchase increasing the available liquidity for tendering shareholders. We believe that the tender will be more than sufficient to buy out those shareholders who want liquidity for their shares.

o Because PLX would have $65 million less leverage than in the $16.75 Transaction and may be managed by Mr. Armstrong, we believe that both PLX's and PAA's credit profiles would be substantially improved under this scenario when compared with the $16.75 Transaction.

o The company's leveraged equity would provide attractive after-tax free cash flow yields to investors. Assuming that all 10 million shares are repurchased in the PLX self-tender, we estimate that PLX's after-tax free cash flow per share (excluding transaction expenses) in 2005 would be approximately $1.58 per share growing to approximately $2.00 per share in 2006. We believe it is reasonable to expect continued substantial after-tax free cash flow per share growth, assuming PAA continues to achieve its stated growth objectives

o Perhaps most importantly, we believe the new capital structure would provide substantially greater value to those shareholders who did not tender. We estimate that if the share repurchase is fully subscribed, and if post-tender PLX trades at our estimated 15 times multiple of 2005 after-tax free cash flow per share, PLX stock will trade for $23.70 after the share repurchase. In light of the growth characteristics of PLX's free cash flow per share, we believe that a 15 times multiple is a conservative expectation of PLX's post-buyback stock price. As a result, we would value the prorated equity value to shareholders of this proposed recapitalization at $20.91 per share.

We believe the above proposed changes to PLX's management, governance, and capital structure would not require PLX to pay a break-up fee to Vulcan Energy under the terms of the existing merger agreement, conserving shareholder resources.

In substance, the above proposed changes would allow existing PLX shareholders to choose between investing in a newly reconstituted PLX with nearly identical economics to the $16.75 Transaction, but in this case on Vulcan's side of the deal, or alternatively selling their stock at $17.00 per share, a premium to what can be obtained in the $16.75 Transaction. The repurchase transaction would not require a shareholder vote, could be consummated promptly after the failure of the $16.75 Transaction vote, and does not have any tax or other complexities.

We look forward to your thoughts.

Cordially,

Ian M. Cumming
Chairman